LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

May 1, 2014

Mr. Todd Schiffman

Assistant Director, Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Sunshine Bancorp, Inc.

Registration No. 333-194501

Registration Statement on Form S-1

Dear Mr. Schiffman:

On behalf of Sunshine Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated April 8, 2014, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

How We Determined the Offering Range, page 10

1.	Please expand to include disclosure on the valuation adjustments, including the specific reasons for the downward adjustments for profitability, growth and viability of earnings. Expand the corresponding section in the main document.

Response: New disclosure has been added to pages 4 and 116 of the prospectus as requested.

How We Intend to Use the Proceeds From the Offering, page 34

2.	We note the non-specific uses of proceeds invested in the Bank and retained by the registrant. If the expected uses of proceeds changes or solidifies, please update pursuant to Item 504 of Regulation S-K to include detailed and specific disclosure.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Mr. Todd Schiffman Assistant Director, Office of Financial Services May 1, 2014 Page 2

Response: This comment is acknowledged. The Company notes that it gives specific reasons for the offering on pages 2-3 and 112 of the prospectus, as required pursuant to Item 504 of Regulation S-K where a registrant does not have current specific plans for the proceeds of an offering or a significant portion thereof.

3.	We note the disclosure beginning on page 43 that you will increase your focus on commercial real estate and commercial business lending and expand your banking franchise through acquisitions of other financial institutions. Expand the disclosure in this section, as appropriate, to be more specific about the amount of proceeds that may be used for these purposes. Explain how the allocation of your loan portfolio will change based on the proceeds of this offering.

Response: As noted in the Company’s response to comment #2 above, the Company is unable to provide specific amounts of proceeds that may be used to increase commercial lending or for any possible acquisitions. The specific amount of proceeds used for expanding commercial lending will be dependent upon a number of economic factors beyond the Company’s control. The Company does not currently have any understandings or agreements to acquire any financial institutions. Accordingly, the Company cannot predict with specificity to what extent and when the proceeds of the offering will be utilized for specific types of lending or for a specific acquisition.

The Company has added disclosure to page 49 of the prospectus to note that the change in the allocation of the loan portfolio is not dependent on the proceeds raised in the offering.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 43

4.	Revise this section to discuss management’s expectations of its ability to deploy the capital raised in this offering without significantly diluting earnings per share.

Response: As discussed with SEC staff, disclosure has been added to page 48 of the prospectus relating to the Company’s relatively low return on equity following completion of the offering.

Part II

Exhibit 8.1

5.	Please revise or eliminate the last paragraph on “use of the opinion” so that reliance is not limited by person.

Response: Exhibit 8.1 has been revised as requested to remove the last paragraph.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Mr. Todd Schiffman Assistant Director, Office of Financial Services May 1, 2014 Page 3

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Eric Luse at (202) 274-2002.

Very truly yours,

/s/ Benjamin Azoff
Benjamin Azoff

cc:	Jessica Livingston, Esq.

William Schroeder, CPA

Amit Pande, CPA

J. Floyd Hall, President and Chief Executive Officer

Eric Luse, Esq.